UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Harold's Stores, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

Series 2001-A Preferred Stock, $0.01 Par Value

(Title of Class of Securities)

413353103

(CUSIP Number)

J. Bradford Hammond

Crowe & Dunlevy, A Professional Corporation

500 Kennedy Building

321 South Boston

Tulsa, OK 74103

(918) 592-9814

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located following page 36.
SCHEDULE 13D
CUSIP No. 413353103	Page 2 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harold G. Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 413353103	Page 3 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Anna M. Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 413353103	Page 4 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rebecca Powell Casey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 413353103	Page 5 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Casey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 413353103	Page 6 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) H. Rainey Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 413353103	Page 7 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mary U. Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 413353103	Page 8 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lisa Powell Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 413353103	Page 9 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Clay M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 413353103	Page 10 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 413353103	Page 11 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harold G. Powell Family Revocable Trust, UA dated 9/7/93
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 413353103	Page 12 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harold G. Powell Revocable Trust dated 9/8/93
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 413353103	Page 13 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth M. Powell Trust A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 413353103	Page 14 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth M. Powell Trust B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 413353103	Page 15 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arvest Bank Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. 413353103	Page 16 of 36 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Arvest Trust Company, N.A., as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 3,673,454 shares Series 2001-A Preferred Stock: 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 58.0% Series 2001-A Preferred Stock: 100.0%
14	TYPE OF REPORTING PERSON* BK

This Schedule 13D is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the formation of a "group" (as such term is defined in Rule 13d-5) in connection with the transactions described herein. The "group" includes Harold G. Powell, Anna M. Powell, Rebecca Powell Casey, Michael T. Casey, H. Rainey Powell, Mary U. Powell, Lisa Powell Hunt, Clay M. Hunt, Elizabeth M. Powell Trust A, Elizabeth M. Powell Trust B, Arvest Trust Company, N.A., as trustee ("ATC"), Arvest Bank Group, Inc. ("ABGI"), H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust, Harold G. Powell Family Revocable Trust, UA dated 9/7/93 and Harold G. Powell Revocable Trust dated 9/8/93 (collectively, the "Reporting Persons"). The group also includes Mr. Ronald de Waal and Inter-Him, N.V., a Netherlands Antilles corporation ("Inter-Him").

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are shares of common stock, par value $0.01 per share (the "Common Stock"), and shares of Series 2001-A Preferred Stock, par value $0.01 per share ("Preferred Stock"), of Harold's Stores, Inc., an Oklahoma corporation (the "Company"). The address of the Company's principal executive office is 765 Asp, Norman, Oklahoma 73069.

Item 2. Identity and Background

On February 28, 2001, Inter-Him purchased 300,000 shares of Preferred Stock from the Company for an aggregate purchase price of $6,000,000. Each of the initially issued shares of Preferred Stock will be convertible into 15.6863 shares of Common Stock; provided, however, that the conversion feature of the Preferred Stock will become effective only if approved by shareholders of the Company at its 2001 annual meeting of shareholders (the "2001 Annual Meeting"). Until converted, the Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which would be reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends will be payable 50% in cash and 50% in additional shares of Preferred Stock until February 28, 2003 and thereafter in additional shares of Preferred Stock or cash as the holder of the Preferred Stock may elect. Shares of Preferred Stock issued in respect of dividends will be convertible into Common Stock based upon an average market price of the Common Stock as of the respective dividend date. The Preferred Stock is also redeemable at the Company's option beginning on February 28, 2004 at a price equal to the stated value of the Preferred Stock plus all accrued but unpaid cumulated dividends on each such share. The holders of the Preferred Stock also have preemptive rights with respect to certain future issuances of Company securities.

The Preferred Stock will vote together with all the other holders of the Company's voting stock with general voting power and each share of Preferred Stock shall be entitled to cast a number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted. Further, all holders of the Preferred Stock shall be entitled to vote as a single voting group for the election of a number of members of the Company's board of directors such that the number of directors so elected by the holders of the Preferred Stock represents a percentage of the total membership of such board of directors that equals, as nearly as practicable, the percentage of the Common Stock represented by the outstanding Preferred Stock on an as-converted basis. One such director elected by the holders of the Preferred Stock shall be Chairman of the Board and another shall be Vice Chairman of the Board, except that if such holders are entitled to elect only one director, that director shall serve as Chairman of the Board.

For so long as the outstanding shares of Preferred Stock continue to represent at least 10% of the outstanding Common Stock on an as-converted basis, the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the outstanding Preferred Stock, including, among other things:

    amending the Company's Certificate of Incorporation or Bylaws;
    redeeming any shares of the Company's capital stock (except for the Preferred Stock);
    authorizing the issuance of any class or series of capital stock, other than (i) the issuance of Preferred Stock in payment of dividends upon the Preferred Stock and (ii) for options and other stock-based awards (and shares of capital stock issued upon the exercise thereof) issued pursuant to the Company's 1993 Performance and Equity Incentive Plan and the 1993 Employee Stock Purchase Plan, each as amended;
    paying or declaring any dividend or other distribution on securities junior in priority to the Preferred Stock;
    authorizing mergers or other similar transactions involving the Company or any subsidiary;
    changing the size of the Company's Board of Directors;
    incurring more than $1,000,000 of indebtedness in excess of existing indebtedness as of February 28, 2001 plus availability under credit facilities that existed as of February 28, 2001, excluding the extension of trade credit in the ordinary course of business consistent with past practices;
    making or becoming obligated to make capital expenditures in excess of $2,500,000 in the aggregate in any fiscal year; and
    entering into any affiliated transaction, except for transactions in the ordinary course of business and on terms no less favorable to the Company than those that would be reasonably likely to be obtained from arms-length negotiations.

In connection with the purchase and sale of the Preferred Stock, and as a condition to Inter-Him's obligation to purchase the Preferred Stock, the Reporting Persons (other than ABGI and as to ATC solely with respect to shares of Common Stock held by the Elizabeth M. Powell Trust A and the Elizabeth M. Powell Trust B) entered into that certain Voting Agreement, dated February 28, 2001, with Inter-Him and the Company. The Reporting Persons currently beneficially own in the aggregate approximately 48% of the Common Stock. Pursuant to the Voting Agreement, Inter-Him and the Reporting Persons (other than ABGI and as to ATC solely with respect to shares of Common Stock held by the Elizabeth M. Powell Trust A and the Elizabeth M. Powell Trust B) agreed to vote or act with respect to all shares of capital stock of the Company presently or thereafter owned by them, so as to elect as directors of the Company (a) the number of individuals required to be elected by the holders of the Preferred Stock pursuant to the terms thereof, as described above, for so long as such holders are entitled to designate at least one director, and (b) one individual selected by a majority-in-interest of the Reporting Persons (other than ABGI and as to ATC solely with respect to shares of Common Stock held by the Elizabeth M. Powell Trust A and the Elizabeth M. Powell Trust B), for so long as the Reporting Persons or the lineal descendants of certain Reporting Persons own at least 10% of the Common Stock (assuming conversion in full of all shares of Preferred Stock).

In addition, pursuant to the Voting Agreement, all of the Reporting Persons (other than ABGI and as to ATC solely with respect to shares of Common Stock held by the Elizabeth M. Powell Trust A and the Elizabeth M. Powell Trust B) have given the holders of the Preferred Stock an irrevocable proxy to vote all shares of capital stock held by them that may be cast at the 2001 Annual Meeting in favor of approving the conversion rights of the Preferred Stock. This proxy shall terminate at the conclusion of the 2001 Annual Meeting.

Further, pursuant to the Voting Agreement, each of Rebecca P. Casey and Michael T. Casey, who are husband and wife and beneficially own in the aggregate approximately 20% of the Common Stock, have given the holders of the Preferred Stock an irrevocable proxy to vote all shares of capital stock held by them, except that such proxy shall not extend to or affect the rights of Ms. Casey and Mr. Casey to participate in the designation or vote in favor of the election of the director to be designated by the Reporting Persons, as described above. This proxy shall terminate upon the later of (a) February 28, 2004 or (b) one year after the termination of Ms. Casey's employment with the Company.

As a condition to Inter-Him's obligation to purchase the Preferred Stock, the following changes in management of the Company were made at or prior to the closing:

    The Board of Directors was reduced from 10 to seven directors, and Mr. Casey, Robert B. Cullum, Jr., Harold G. Powell, H. Rainey Powell and William F. Weitzel resigned from the Board of Directors.
    Clark Hinkley was appointed Chief Executive Officer and a director of the Company, replacing Ms. Casey, who became Executive Vice President - Trend and Design.
    H. Rainey Powell, formerly the President, Chief Operating Officer and Secretary of the Company, resigned from such positions with the Company.

Further, there is currently one vacancy on the Board of Directors that may be filled by a designee of Inter-Him pursuant to the terms of the Preferred Stock.

The Company, Inter-Him and the Reporting Persons (other than ABGI and as to ATC solely with respect to shares of Common Stock held by the Elizabeth M. Powell Trust A and the Elizabeth M. Powell Trust B) have also entered into a Right of First Refusal Agreement, dated as of February 28, 2001, whereby such Reporting Persons have agreed to grant to the holders of the Preferred Stock rights of first refusal with respect to certain sales or other dispositions of the Company's capital stock by such Reporting Persons. Further, the Company has entered into an Investor Rights Agreement, dated as of February 28, 2001, whereby the Company has granted to the holders of the Preferred Stock certain demand and piggyback registration rights with respect to the shares of Common Stock underlying the Preferred Stock.

Because Inter-Him and certain of the Reporting Persons have entered into the Voting Agreement, the Reporting Persons, Ronald de Waal and Inter-Him collectively (the "Group") may be deemed to be a "group," as such term is defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent known by the respective Reporting Persons, information with respect to each member of the Group is provided below.

Name of Group Member	Residence or Business Address	Present Principal Occupation or Employment	Citizenship or Place of Organization
Harold G. Powell	2516 Walnut Road Norman, OK 73072	Chairman Emeritus Harold's Stores, Inc. 765 Asp Norman, Oklahoma 73069	United States
Anna M. Powell	2516 Walnut Road Norman, OK 73072	Retired	United States
Rebecca Powell Casey	3835 Shenandoah Dallas, TX 75205	Executive Vice President - Trend and Design Harold's Stores, Inc. 765 Asp Norman, Oklahoma 73069	United States
Michael T. Casey	3835 Shenandoah Dallas, TX 75205	Chairman of the Board Grand Prairie State Bank 2341 S.E. 8th Grand Prairie, Texas 75051 Privately-owned Bank	United States
Lisa Powell Hunt	3940 Marquette Dallas, TX 75225	Community Volunteer	United States
Clay M. Hunt	3940 Marquette Dallas, TX 75225	Vice-President Atropos Exploration Co. 8235 Douglas Avenue, Suite 1200 Dallas, Texas	United States
H. Rainey Powell	1926 Pin Oak Circle Norman, OK 73072	Chief Executive Officer and Manager 329 Holdings, L.L.C. 1926 Pin Oak Circle Norman, OK 73072 Privately owned real estate investment company	United States
Mary U. Powell	1926 Pin Oak Circle Norman, OK 73072	Teacher Norman Public School System 131 South Flood Norman, Oklahoma 73069	United States
Arvest Trust Company, N.A., as Trustee	201 W. Walnut Rogers, AR 72756	Limited purpose national bank providing trust and related services	United States
Arvest Bank Group, Inc.	125 W. Central, No. 218 Bentonville, AR 72712	Bank holding company that owns and manages banks and other financial service subsidiaries	Arkansas
Elizabeth M. Powell Trust A	c/o Arvest Trust Company, N.A., as Trustee 200 East Main Norman, OK 73069	N/A	Oklahoma
Elizabeth M. Powell Trust B	c/o Arvest Trust Company, N.A., as Trustee 200 East Main Norman, OK 73069	N/A	Oklahoma
H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust	c/o Michael T. Casey, Trustee 3835 Shenandoah Dallas, TX 75205	N/A	Oklahoma
Harold G.Powell Family Revocable Trust, UA dated 9/7/93	c/o Harold G. Powell, Trustee 2516 Walnut Road Norman, OK 73072	N/A	Oklahoma
Harold G. Powell Revocable Trust dated 9/8/93	c/o Harold G. Powell Anna M. Powell, Trustees 2516 Walnut Road Norman, OK 73072	N/A	Oklahoma
Inter-Him, N.V.	Prof. Kernkampweg 8a (Post Office Box 3361) Curacao, Netherlands Antilles	Holding company for various investments	Netherlands
Ronald de Waal	"Ertbrugge," Ertbruggestraat 136, BE-2110 Wijnegem, Belgium	Chairman of de Waal International Management N.V. "Ertbrugge," Ertbruggestraat 136, BE-2110 Wijnegem, Belgium Management of Inter-Him United States subsidiaries and another group under common control	Netherlands Antilles

The following table sets forth certain information as to the managing directors of Inter-Him, including their business address and principal business occupations, other than Ronald de Waal who is also a managing director of Inter-Him and who is identified in the table above. The corporate laws of the Netherlands Antilles do not distinguish between directors and executive officers of a corporation; therefore the persons described in the following table are all the persons equivalent to the directors and executive officer of Inter-Him. There are no other controlling persons of Inter-Him. The persons named below are citizens of the Netherlands.
Name	Position with Inter-Him and Principal Occupations
Victor Hoogstraal Inter-Him N.V. Switzerland, Representative Office 28, Industriesstrasse CH-8108 D=llikon/Zurich	Managing Director; Managing Director - Inter-Him's Netherlands Antilles subsidiaries (also serves as director/officer of other companies in the Inter-Him group and in a group under common control)
Frederick Henrik Breedijk Inter-Him N.V. Prof. Kernkampweg 8a P.O. Box 3361 Curacao, Netherlands, Antilles	Managing Director; Self-Employed Consulting and Financial Services; Managing Director - Inter-Him's Netherlands Antilles subsidiary; President - Court of Audit of the Netherlands Antilles

The following table sets forth certain information as to the executive officers and directors of ABGI and its wholly-owned subsidiary, ATC. ABGI is a bank holding company which owns and manages banks and other financial service subsidiaries. ATC is a limited purpose national bank engaged in the business of providing trust and related services. In that capacity, it manages fiduciary accounts for the benefit of others.

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship
Jim C. Walton	125 West Central, No. 218 Bentonville, AR 72712	President, Arvest Bank Group, Inc. (Director of ABGI and ATC)	United States
Howard M. Thurman	201 W. Walnut Rogers, AR 72756	President, Arvest Trust Company, N.A. (Director of ATC)	United States
J. Robert Kelly	913 W. Monroe Lowell, AR 72745	Chief Executive Officer, Arvest Bank Operations, Inc. (Director of ABGI and ATC)	United States
Dennis Smiley	415 W. Emma Avenue Springdale, AR 72764	President, Springdale Bank & Trust (Director of ATC)	United States
Alan S. Greear	201 W. Walnut Rogers, AR 72756	Executive Vice President, Arvest Trust Company, N.A. (Director of ATC)	United States
David A. Short	201 NE "A" Street Bentonville, AR 72712	President, Bank of Bentonville (Director of ATC)	United States
Burton E. Stacy	4600 S.E. 29th Street Oklahoma City, OK 73115	Chairman, Arvest Central Oklahoma (Director of ATC)	United States
Donald E. Walker	502 South Main Mall Tulsa, OK 74103	President, Arvest State Bank (Director of ATC)	United States
Warren Fields	1645 Highway 412 West Siloam Springs, AR 72761	President, First Arvest Bank (Director of ATC)	United States
Gary Head	One McIlroy Plaza Fayetteville, AR 72701	President, McIlroy Bank and Trust (Director of ATC)	United States
Robert V. Brothers	201 W. Walnut Rogers, AR 72756	President, Arvest Bank (Director of ATC)	United States
Donny Story	121 W. 4th Street Bartlesville, OK 74003	President, WestStar Bank (Director of ATC)	United States
Jim Cargill	1501 S. Main Street Little Rock, AR 72202	President, Central Bank & Trust (Director of ATC)	United States
Neil Schemmer	200 E. Main Street Norman, OK 73069	President, Arvest Bank (Director of ATC)	United States
Rex Wolstenholm	201 W. Walnut Rogers, AR 72756	Senior Vice President, Arvest Trust Company, N.A.	United States
Bob O'Neal	502 S. Main Mall Tulsa, OK 74103	Senior Vice President, Arvest Trust Company, N.A.	United States
Raymond S. Rhoades	One McIlroy Plaza Fayetteville, AR 72701	Senior Vice President, Arvest Trust Company, N.A.	United States
Fred Lookadoo	201 W. Walnut Rogers, AR 72756	Senior Vice President, Arvest Trust Company, N.A.	United States
Pat Kunnecke	201 NE "A" Street Bentonville, AR 72712	Senior Vice President, Arvest Trust Company, N.A.	United States
Homer L. Looper	201 N. Broadway Shawnee, OK 74802	Senior Vice President, Arvest Trust Company, N.A.	United States
Betty Dalrymple	121 W. 4th Street Bartlesville, OK 74003	Senior Vice President, Arvest Trust Company, N.A.	United States
Patricia K. Hampton	121 W. 4th Street Bartlesville, OK 74003	Senior Vice President, Arvest Trust Company, N.A.	United States
Lewis Beckett	200 E. Main Street Norman, OK 73069	Senior Vice President, Arvest Trust Company, N.A.	United States
William A. "Bill" Smith	1501 S. Main Street Little Rock, AR 72202	Senior Vice President, Arvest Trust Company, N.A.	United States
Karla Payne	913 W. Monroe Lowell, AR 72745	Executive Vice President, Arvest Bank Operations, Inc.	United States
Rick Chapman	125 West Central, No. 218 Bentonville, AR 72712	Vice President, Arvest Bank Group, Inc. (Director of ABGI)	United States

To the knowledge of the Reporting Persons, none of the members of the Group listed above, nor any managing director of Inter-Him nor executive officer or director of AGBI or ATC, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the knowledge of the Reporting Persons, none of the members of the Group, nor any managing director of Inter-Him nor executive officer or director of ABGI or ATC, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

To the knowledge of the Reporting Persons, the source of funds for the purchase of the shares of Preferred Stock by Inter-Him was working capital of Inter-Him.

Item 4. Purpose of Transaction

On February 23, 2001, the Company and Inter-Him entered into a Series 2001-A Preferred Stock Purchase Agreement providing for the purchase by Inter-Him of 300,000 shares of Preferred Stock for an aggregate purchase price of $6,000,000. On February 28, 2001, the parties consummated such purchase. The material terms of the Preferred Stock and the transactions relating to the formation of the Group have been provided in response to Item 2.

The purpose of the transaction was to provide additional funds to the Company for operations. Inter-Him may sell shares of Preferred Stock to persons (some of whom may be affiliated with Inter-Him) that are "accredited investors" within the meaning of Rule 501(a) under the Securities Act of 1933, as amended.

Other than as may have resulted from the consummation of the purchase of the Preferred Stock, or as otherwise set forth herein, none of the Reporting Persons and, to the knowledge of the Reporting Persons, neither Inter-Him nor Ronald de Waal, have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential conversion of shares of Preferred Stock (assuming that such conversion rights are approved at the 2001 Annual Meeting), (ii) the receipt of additional shares of Preferred Stock as dividends thereupon, (iii) Inter-Him's potential sale of shares of Preferred Stock to other accredited investors as discussed above, (iv) the potential exercise by Inter-Him of preemptive rights granted pursuant to the terms of the Preferred Stock in connection with certain issuances by the Company of its securities, (v) the potential operation of Inter-Him's rights of first refusal pursuant to the Right of First Refusal Agreement in the event of certain proposed transfers of the Company's capital stock by any of the Reporting Persons, and (vi) such other transactions that may be contemplated by the terms of the Preferred Stock, the Voting Agreement, the Right of First Refusal Agreement or the Investor Rights Agreement; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, other than Inter-Him's right to appoint a seventh member of the Board of Directors or to exercise such other voting rights pursuant to the terms of the Preferred Stock and the Voting Agreement; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(vi) above, and (ii) otherwise pursuant to the terms of the Preferred Stock; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) the delisting of the Common Stock from the American Stock Exchange; (i) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5. Interest in Securities of the Issuer

(a) and (b) The percentages set forth below and on pages 2-16 hereof are based on 6,075,867 shares of Common Stock outstanding, based upon the Company's Form 10-Q for the quarter ended October 28, 2000, as filed with the Securities and Exchange Commission on December 13, 2000, and 258,090 additional shares of Common Stock that are issuable to certain of the Reporting Persons upon exercise of currently exercisable stock options. Statements with respect to each member of the Group other than the Reporting Persons (including statements with respect to the Reporting Persons that may be derived from or based upon such information) have been provided to the Reporting Persons by such Group members or are based upon statements made in filings with the Securities and Exchange Commission made by such Group members or the Company, and therefore the accuracy, truthfulness or completeness of such statements have not been independently verified by the Reporting Persons.

ATC is a limited purpose national bank engaged in the business of providing trust and related services. In such capacity, ATC serves as trustee of the Elizabeth M. Powell Trust A and the Elizabeth M. Powell Trust B. In the ordinary course of its business ATC also serves as trustee of other trusts or as manager of fiduciary accounts for the benefit of others that are unrelated to the Powell family or the Company that may from time to time own shares of Common Stock of the Company. Such shares are referred to as "ATC Unrelated Account Shares." ATC, in its capacity as trustee or fiduciary account manager, exercises voting and investment power with respect to the ATC Unrelated Account Shares, and the ATC Unrelated Account Shares are not subject to Voting Agreement, the Right of First Refusal Agreement, any irrevocable proxies granted by the Reporting Persons described herein or the Powell Family Shareholders Agreement (as defined below). Each of the Reporting Persons other than ATC and ABGI disclaims beneficial ownership of the ATC Unrelated Account Shares except as such shares may otherwise be included as part of the beneficial ownership of stock by the Group. As of the date hereof, there were 9,443 ATC Unrelated Account Shares.

Each member of the Group may be deemed to share beneficial ownership of 3,673,454 shares of Common Stock (including the ATC Unrelated Account Shares), or approximately 58% of the outstanding Common Stock, as well as 300,000 shares of Preferred Stock, or 100% of the outstanding Preferred Stock. Information required by Item 5(a) and (b) with respect to the share ownership of each member of the Group is provided below.

Harold G. Powell. Mr. Powell beneficially owns (a) 144,975 shares of Common Stock indirectly through a revocable trust of which Mr. Powell is the sole trustee (the "Powell Revocable Trust I"); (b) 11,000 shares of Common Stock indirectly through a revocable trust of which Mr. Powell and Anna M. Powell, his wife, are trustees (the "Powell Revocable Trust II"); (c) 73,484 shares of Common Stock indirectly through the Elizabeth M. Powell Trust A (the "EMP Trust A"), over which Mr. Powell possesses a general power of appointment exercisable at his death; (d) 73,226 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (e) 3,370,769 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

Mr. Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 144,975 shares of Common Stock owned by the Powell Revocable Trust I, voting power and investment power are exercised by Mr. Powell as sole trustee of such trust; (c) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, voting power and investment power are shared with Mrs. Powell as co-trustees of such trust; (d) with respect to 73,484 shares of Common Stock owned by the EMP Trust A, voting power and investment power are shared with ATC, as trustee of such trust, pursuant to Mr. Powell's general power of appointment exercisable at his death; and (e) (1) with respect to 229,459 shares of Common Stock beneficially owned by Mr. Powell, investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by Mr. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in that certain Shareholders Agreement, by and among the Reporting Persons, as amended to date (the "Powell Family Shareholders Agreement").

Anna M. Powell. Mrs. Powell beneficially owns (a) 11,000 shares of Common Stock indirectly through the Powell Revocable Trust II, of which Mrs. Powell and Mr. Powell are co-trustees and (b) 3,662,454 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

Mrs. Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, voting power and investment power are shared with Mr. Powell as co-trustees of the Powell Revocable Trust II; and (c) (1) with respect to 11,000 shares of Common Stock owned by the Powell Revocable Trust II, investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by Mrs. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

Rebecca Powell Casey. Ms. Casey beneficially owns (a) 670,942 shares of Common Stock directly; (b) 105,123 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; (c) 84,820 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 2,812,569 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Ms. Casey does not include in her beneficial ownership 376,031 shares of Common Stock that are beneficially owned by her husband, Michael T. Casey, and Ms. Casey disclaims beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

Ms. Casey has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 860,885 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared by her with the Inter-Him and Ronald de Waal with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; and (c) (1) with respect to 776,065 shares of Common Stock beneficially owned by Ms. Casey, investment power is shared with the Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by Ms. Casey pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

Michael T. Casey. Mr. Casey beneficially owns (a) 320,593 shares of Common Stock directly; (b) 13,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; (c) 42,000 shares of Common Stock indirectly through the H. Rainey and Mary U. Powell Family 1997 Irrevocable Trust Agreement (the "H. Rainey Powell Trust"), of which Mr. Casey is sole trustee; and (d) 3,297,423 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Mr. Casey does not include in his beneficial ownership 860,885 shares of Common Stock that are beneficially owned by Ms. Casey, and Mr. Casey disclaims beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

Mr. Casey has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 42,000 shares owned by the H. Rainey Powell Trust, voting power and investment power are exercised by Mr. Casey as sole trustee of such trust; (c) with respect to 376,031 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with Inter-Him and Ronald de Waal with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) (1) with respect to 362,593 shares of Common Stock beneficially owned by Mr. Casey, investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by Mr. Casey pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

H. Rainey Powell. Mr. Rainey Powell beneficially owns (a) 389,137 shares of Common Stock directly; (b) 72,182 shares of Common Stock indirectly through custodial accounts for the benefit of each of his two minor children; (c) 67,668 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 3,136,967 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Mr. Rainey Powell does not include in his beneficial ownership 66,875 shares of Common Stock that are beneficially owned by his wife, Mary U. Powell, and Mr. Rainey Powell disclaims beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

Mr. Rainey Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; and (b) (1) with respect to 459,219 shares of Common Stock beneficially owned by Mr. Rainey Powell, investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by Mr. Rainey Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

Mary U. Powell. Ms. Powell beneficially owns (a) 66,875 shares of Common Stock directly; and (b) 3,606,579 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Ms. Powell does not include in her beneficial ownership 536,487 shares of Common Stock that are beneficially owned by her husband, H. Rainey Powell, and Ms. Powell disclaims beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

Ms. Powell has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; and (b) (1) with respect to 66,875 shares of Common Stock beneficially owned by Ms. Powell, investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by Ms. Powell pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

Lisa Powell Hunt. Ms. Hunt beneficially owns (a) 301,097 shares of Common Stock directly; (b) 85,656 shares of Common Stock indirectly through custodial accounts for the benefit of each of her three minor children; (c) 11,438 shares of Common Stock directly that may be received pursuant to the exercise of Company stock options; and (d) 3,275,263 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Ms. Hunt does not include in her beneficial ownership 35,041 shares of Common Stock that are beneficially owned by her husband, Clay M. Hunt, and Ms. Hunt disclaims beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

Ms. Hunt has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) to the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; and (b) (1) with respect to 386,753 shares of Common Stock beneficially owned by Ms. Hunt, investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by Ms. Hunt pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain rights of first refusal provisions contained in the Powell Family Shareholders Agreement.

Clay M. Hunt. Mr. Hunt beneficially owns (a) 35,041 shares of Common Stock directly; and (b) 3,633,413 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. Mr. Hunt does not include in his beneficial ownership 398,191 shares of Common Stock that are beneficially owned by his wife, Lisa Powell Hunt, and Mr. Hunt disclaims beneficial ownership of such shares except as may otherwise be included as part of the beneficial ownership of stock by the Group.

Mr. Hunt has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; and (b) (1) with respect to 35,041 shares of Common Stock beneficially owned by Mr. Hunt, investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by Ms. Hunt pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

Elizabeth M. Powell Trust A. The EMP Trust A beneficially owns (a) 73,484 shares of Common Stock directly and (b) 3,599,970 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

The EMP Trust A has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 73,484 shares of Common Stock owned directly by the EMP Trust A, (1) voting power and investment power may be deemed to be shared with Mr. Powell pursuant to his general power of appointment exercisable at his death, (2) voting power and investment power are exercised through ATC as sole trustee of such trust and (3) investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by the EMP Trust A pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

Elizabeth M. Powell Trust B. The Elizabeth M. Powell Trust B ("EMP Trust B") beneficially owns (a) 402,497 shares of Common Stock directly and (b) 3,270,957 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

The EMP Trust B has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 402,497 shares of Common Stock owned directly by the EMP Trust B, (1) voting power and investment power are exercised through ATC as sole trustee of such trust and (2) investment power is shared with Inter-Him, and Ronald de Waal with respect to certain potential dispositions of Common Stock by the EMP Trust B pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powel Family Shareholders Agreement.

ATC and ABGI. ATC beneficially owns (a) 475,981 shares of Common Stock indirectly through the EMP Trust A and the EMP Trust B, as trustee of each such trust, (b) 9,443 shares of Common Stock indirectly as trustee or as manager of fiduciary accounts unrelated to the Powell family or the Company (such shares being referred to herein as the ATC Unrelated Account Shares) and (c) 3,188,030 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group. ABGI may be deemed to beneficially own all of such shares through its ownership of ATC.

ATC and ABGI share voting and investment power with respect to the ATC Unrelated Account Shares. ATC and ABGI have shared voting power and investment power with respect to the remainder of such shares, as follows: (a) with respect to 73,484 shares of Common Stock owned by the EMP Trust A, voting power and investment power are shared with Mr. Powell pursuant to his general power of appointment exercisable at his death; (b) with respect to 402,497 shares of Common Stock owned by EMP Trust B, voting power and investment power are exercised by ATC as sole trustee of such trust; (c) with respect to all such stock (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; and (d) (1) with respect to 475,981 shares of Common Stock beneficially owned by ATC and ABGI, investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by ATC pursuant to the terms of the Right of First Refusal Agreement and (2) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

H. Rainey Powell and Mary U. Powell 1997 Irrevocable Trust. The H. Rainey Powell Trust beneficially owns (a) 42,000 shares of Common Stock directly and (b) 3,631,454 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

The H. Rainey Powell Trust has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 42,000 shares of Common Stock owned directly by the H. Rainey Powell Trust, (1) voting power and investment power are exercised through Mr. Casey as sole trustee of such trust and (2) investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by the H. Rainey Powell Trust pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

Harold G. Powell Family Revocable Trust, UA dated September 7, 1993. The Powell Revocable Trust I beneficially owns (a) 144,975 shares of Common Stock directly and (b) 3,528,479 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

The Powell Revocable Trust I has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares), voting power is shared with Inter-Him, Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 144,975 shares of Common Stock owned directly by the Powell Revocable Trust I, (1) voting power and investment power are exercised through Mr. Powell as sole trustee of such trust and (2) investment power is shared with Inter-Him and Ronald de Waal with respect to certain potential dispositions of Common Stock by the Powell Revocable Trust I pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Powell Family Shareholders Agreement.

Harold G. Powell Revocable Trust dated September 8, 1993. The Powell Revocable Trust II beneficially owns (a) 11,000 shares of Common Stock directly and (b) 3,662,454 shares of Common Stock and 300,000 shares of Preferred Stock indirectly through the other members of the Group.

The Powell Revocable Trust II has shared voting power and investment power with respect to such shares, as follows: (a) with respect to all such shares (other than the ATC Unrelated Account Shares) voting power is shared with Inter-Him and Ronald de Waal and the other Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 11,000 shares of Common Stock owned directly by the Powell Revocable Trust II, (1) voting power and investment power are exercised through Mr. Powell and Mrs. Powell as trustees of such trust and (2) investment power is also shared with the Reporting Persons with respect to certain potential dispositions of Common Stock by the Powell Revocable Trust II pursuant to the terms of the Right of First Refusal Agreement; and (c) with respect to 2,978,692 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with the other Reporting Persons with respect to certain potential dispositions of Common Stock by any of them pursuant to certain right of first refusal provisions contained in the Shareholders Agreement.

Inter-Him and Ronald de Waal. Inter-Him beneficially owns (a) 685,319 shares of Common Stock directly; (b) 300,000 shares of Preferred Stock directly; and (c) 2,988,135 shares of Common Stock indirectly through the other members of the Group. Mr. de Waal may be deemed to beneficially own all such shares through his control over Inter-Him.

Inter-Him and Ronald de Waal have shared voting and investment power over such shares, as follows: (a) with respect to all such stock (other than the ATC Unrelated Account Shares), voting power is shared with the Reporting Persons solely with respect to (1) the election of one member of the Company's Board of Directors pursuant to the terms of the Voting Agreement and (2) the approval of the conversion rights of the Preferred Stock at the 2001 Annual Meeting, pursuant to an irrevocable proxy given by each of the Reporting Persons to Inter-Him; (b) with respect to 860,885 shares of Common Stock beneficially owned by Ms. Casey, voting power is shared with her with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Ms. Casey to Inter-Him; (c) with respect to 376,031 shares of Common Stock beneficially owned by Mr. Casey, voting power is shared with him with respect to all matters that may be voted on by holders of the Common Stock, pursuant to an irrevocable proxy given by Mr. Casey to Inter-Him; and (d) with respect to 2,720,602 shares of Common Stock beneficially owned by the Reporting Persons, investment power is shared with each of the Reporting Persons with respect to certain potential dispositions of Common Stock by the Reporting Persons pursuant to the terms of the Right of First Refusal Agreement.

(c) To the knowledge of the Reporting Persons, no member of the Group, nor with respect to Inter-Him, each managing director of Inter-Him, nor with respect to ABGI and ATC, each executive officer and director of ABGI and ATC, has effected any transactions in Common Stock or Preferred Stock during the past 60 days, except: (i) in February 2001, pursuant to the terms of EMP Trust A 8,000 shares of Common Stock held by EMP Trust A were distributed to Harold G. Powell, as beneficiary of EMP Trust A, and (ii) such 8,000 shares of Common Stock were simultaneously conveyed by Mr. Powell into the Powell Revocable Trust I.

(d) To the knowledge of the Reporting Persons and other than with respect to the ATC Unrelated Account Shares, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company stock beneficially owned by members of the Group, except: (i) Harold G. Powell has the right to revoke the Powell Revocable Trust I and the Powell Revocable Trust II and would upon such revocation have the right to receive any dividends from or proceeds from the sale of shares of Common Stock held by such trusts; (ii) Harold G. Powell is a beneficiary of EMP Trust A and under the terms of EMP Trust A has the right to receive the income of EMP Trust A, including any cash dividends with respect to the Common Stock held by EMP Trust A, and to receive annual distributions of the principal of such trust, including shares of Common Stock held by such trust, up to an amount not to exceed in any year 5% of the principal of such trust; and (iii) ATC, as trustee of EMP Trust B, has the authority under the terms of EMP Trust B to distribute income of EMP Trust B, including any cash dividends with respect to the Common Stock held by EMP Trust B, to Harold G. Powell, Rebecca Powell Casey, H. Rainey Powell and Lisa Powell Hunt, in ATC's sole discretion.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as may be described in response to Item 2, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.

Item 7. Material to be filed as Exhibits
EXHIBIT A	Agreement with respect to joint filing of Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated April 23, 2001, by and among the Reporting Persons.

EXHIBIT B	Voting Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Reporting Persons.

EXHIBIT C	Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Reporting Persons.

EXHIBIT D	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him.

EXHIBIT E	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him.

EXHIBIT F	Certificate of Designations with respect to the Preferred Stock.

EXHIBIT G	First Amended and Restated Stockholders' Agreement, dated June 15, 1998 (1).

EXHIBIT H	First Amendment, dated February 28, 2001, to First Amended and Restated Stockholders' Agreement.

EXHIBIT I	Form of Irrevocable Proxy granted by each of the Reporting Persons to Inter-Him.

(1) Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 1, 1998, as filed with the Securities and Exchange Commission on September 15, 1998.

I

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2001	/s/ Harold G. Powell
Harold G. Powell

HAROLD G. POWELL FAMILY REVOCABLE TRUST, UA DATED 9/8/93

By: /s/ Harold G. Powell
Harold G. Powell, Trustee

HAROLD G. POWELL REVOCABLE TRUST DATED 9/8/93

By: /s/ Harold G. Powell
Harold G. Powell, Trustee

/s/ Anna M. Powell
Anna M. Powell

/s/ Rebecca Powell Casey
Rebecca Powell Casey

/s/ Michael T. Casey
Michael T. Casey

H. RAINEY POWELL AND MARY U. POWELL 1997 IRREVOCABLE TRUST

By: /s/ Michael T. Casey
Michael T. Casey, Trustee

/s/ H. Rainey Powell
H. Rainey Powell

/s/ Mary U. Powell
Mary U. Powell

/s/ Lisa Powell Hunt
Lisa Powell Hunt

/s/ Clay M. Hunt
Clay M. Hunt

ELIZABETH M. POWELL TRUST A By: Arvest Trust Company, N.A., Trustee

By: /s/ Lewis Beckett
Title: Senior Vice President and Trust Officer

ELIZABETH M. POWELL TRUST B By: Arvest Trust Company, N.A., Trustee

By: /s/ Lewis Beckett
Title: Senior Vice President and Trust Officer

ARVEST TRUST COMPANY, N.A.

By: /s/ Lewis Beckett
Title: Senior Vice President and Trust Officer

ARVEST BANK GROUP, INC.

By: /s/ Rick Chapman
Title: Vice President

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

EXHIBIT A	Agreement with respect to joint filing of Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated April 23, 2001, by and among the Reporting Persons.

EXHIBIT B	Voting Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Reporting Persons.

EXHIBIT C	Right of First Refusal Agreement, dated February 28, 2001, by and among the Company, Inter-Him and each of the Reporting Persons.

EXHIBIT D	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him.

EXHIBIT E	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him.

EXHIBIT F	Certificate of Designations with respect to the Preferred Stock.

EXHIBIT G	First Amended and Restated Stockholders' Agreement, dated June 15, 1998 (1).

EXHIBIT H	First Amendment, dated February 28, 2001, to First Amended and Restated Stockholders' Agreement.

EXHIBIT I	Form of Irrevocable Proxy granted by each of the Reporting Persons to Inter-Him.

(1) Incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 1, 1998, as filed with the Securities and Exchange Commission on September 15, 1998.